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05037447

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... ashington, D.C. 20549

SEC MAIL RECEIVED
FEB 2 8 2005
WASH. D.C. 213 SECTION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Downstate Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 Indian Rocks Road North
(No. and Street)

Belleair Bluffs (City) Florida (State) 33770 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Clark 727-586-3541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Garcia & Ortiz, P.A. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

888 Executive Center Drive West, Suite 101, St. Petersburg, FL 33702
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05
SS

OATH OR AFFIRMATION

I, James M. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downstate Securities Group, Inc., as of December 31, 2004 xx20xxx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE M. LAMBERT
Notary Public, State of Florida
My comm. exp. Nov. 14, 2005
Comm. No. DD 071731

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOWNSTATE SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

DOWNSTATE SECURITIES GROUP, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

CONTENTS

GARCIA & ORTIZ, P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Principals

J. Edward Del Rio, CPA
Luis Garcia, CPA, MBA
Clayton C. Kreis, CPA/PFS
C. Burt Linthicum, CPA
Louis P. Ortiz, CPA, CBA, CFP®
Suzanne M. Reiber, CPA, CVA
Steve Tondreault, CPA/ABV, CBA
James P. Waters, CPA

Dean A. Bruns, CPA, CFP®
Bruce H. Buell,* CPA, CPIM
Erin D. Connors, CPA
Jason P. Deirmenjian
Julie DelVecchio
Robyn Hitchens
Rose G. Kreis, CPA
Susan W. Long,* Ph.D.
William J. Metz, CPA
Marianne O. Touger, CPA
David P. Wenzel, CPA

Frank J. Valdes, CPA, CFE
(1935 - 2003)

**Consultant to the Firm*

888 Executive Center Dr. W.,
Suite 101
St. Petersburg, FL 33702

St. Petersburg: (727) 576-1245
Tampa: (813) 228-9709
Fax: (727) 578-4072

Mailing Address:
P. O. Box 20929
St. Petersburg, FL 33742

Visit our Website:
www.garciaortiz.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

We have audited the accompanying statement of financial condition of Downstate Securities Group, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Downstate Securities Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1., 2., 3. and 4. as of December 31, 2004 is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Garcia & Ortiz, P.A.

St. Petersburg, Florida
February 11, 2005

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 414,407
Deposits with clearing organizations	100,000
Receivables from brokers, dealers and clearing organizations	57,998
Securities owned	428
Insurance claim receivable	122,252
Property and equipment, net	44,474
Deposits	438
Total assets	$ 739,997

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Note payable to stockholder	$ 37,890
Accrued expenses	2,050
Rent deposit	2,300
Deferred gain on insurance claim	12,028
Total liabilities	54,268
Stockholders' equity:	
Common stock, 750 shares authorized at $1 par value, 100 shares issued and outstanding	100
Additional paid-in capital	15,595
Retained earnings	670,034
Total stockholders' equity	685,729
Total liabilities and stockholders' equity	$ 739,997

See Notes to Financial Statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$ 670,424
Interest rebate	245,693
Interest and dividend income	4,249
Rental income	7,200
Total revenues	927,566
Expenses:	
Salaries and wages	231,462
Commissions	85,839
Clearance charges	127,122
Other operating expenses	238,678
Loss on investments	20,100
Depreciation	6,251
Interest	3,551
Total expenses	713,003
Net income	$ 214,563

See Notes to Financial Statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2003	$ 100	$ 15,595	$ 660,201	$ 675,896
Net income	-	-	214,563	214,563
Distributions to stockholders	-	-	(204,730)	(204,730)
Balance, December 31, 2004	$ 100	$ 15,595	$ 670,034	$ 685,729

See Notes to Financial Statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 214,563
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,251
Property insurance claim	(14,067)
Loss on securities owned	20,100
Decrease in deposits with clearing organizations	91,553
Decrease in receivables from brokers, dealers and clearing organizations	57,126
Decrease in deposits	2,147
Decrease in accrued expenses	(28,419)
Total adjustments	134,691
Net cash provided by operating activities	349,254
Cash flows from investing activities:	
Purchases of property and equipment	(5,150)
Proceeds from sale of securities owned	20,130
Net cash provided by investing activities	14,980
Cash flows from financing activities:	
Payments on note payable	(62,110)
Distributions to stockholders	(204,730)
Net cash used by financing activities	(266,840)
Net increase in cash	97,394
Cash, beginning of year	317,013
Cash, end of year	$ 414,407
Supplemental disclosure:	
Cash paid for interest	$ 7,818

See Notes to Financial Statements.

Note 1 - General and Summary of Significant Accounting Policies

General: The Company is a retail stock brokerage firm clearing through a correspondent member of the New York Stock Exchange on a fully disclosed basis. It is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation (SIPC). Its customers are located primarily in Pinellas County, Florida where its principal office is located. The Company is licensed in several other states without having an office in those states.

Securities transactions: A clearing broker has custody of all customer accounts and settles all transactions for the Company. The Company charges commissions for transactions and pays the clearing broker commissions for processing the transactions. Commissions earned are recorded on the accrual basis of accounting.

Property and equipment: Property and equipment are stated at cost. Depreciation is provided on the straight-line method based on the estimated useful lives of the related assets of 5 to 39 years.

Securities owned: Securities owned include a money market fund, which is stated at fair value based on quoted market prices. Securities transactions are recorded on the trade date basis.

Income taxes: The Company has elected, with the unanimous consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. No provision for income taxes is made in these financial statements since the stockholders report their proportionate share of the Company's taxable income or loss on their individual tax returns.

Advertising: Advertising costs are charged to expense as incurred. Advertising expense was $2,295.

Use of estimates: Certain estimates have been made by the Company's management, as required by generally accepted accounting principles, in the preparation of the accompanying financial statements. Actual results could differ from those estimates.

Net capital requirements: Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. At December 31, 2004, the Company had net capital of $640,389 and a net capital requirement of $50,000. The net capital rules may effectively restrict distributions.

Note 2 - Property And Equipment

Property and equipment consisted of the following at December 31, 2004:

Land	$ 40,000
Office equipment	5,150
	45,150
Less accumulated depreciation	676
	$ 44,474

Note 3 - Note Payable to Stockholder

The Company has a note payable to a stockholder, secured by a mortgage on the Company's real property. The note bears interest at 5%, payable annually, and is due February 1, 2007.

Note 4 - Insurance Claim

During the year, the Company's building and furnishings were severely damaged by hurricanes. The building is considered a total loss and operations have been temporarily relocated to rented office space. The Company wrote off the building and furnishings and recorded amounts receivable from insurance claims settled to date. The excess of amounts to be received from insurance claims to date over the carrying value of the building, furnishings and temporary occupancy expenses have been deferred until all costs are determined and all insurance claims settled. The Company plans to construct a new office building in 2005.

Note 5 - Employee Benefit Plan

The Company has a 401(k) profit sharing plan for all eligible employees at least 21 years of age. Employees may defer salary up to 12% of eligible compensation. The Company makes required matching contributions up to a maximum of 4% of compensation. The Company may also make discretionary contributions up to a maximum of 3% of compensation. Company contributions to the plan were $10,019.

Note 6 - Financial Instruments with Off-balance-sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

Note 7 - Commitments

The Company has entered into certain agreements for stock market data services, premises and equipment with terms of up to five years. Future minimum payments required under these operating agreements are as follows:

2005	$ 51,732
2006	22,642
2007	792
2008	792
2009	528
	$ 76,486

Total rent expense was $4,002.

SUPPLEMENTARY INFORMATION

DOWNSTATE SECURITIES GROUP, INC.
SCHEDULE 1.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

Total Stockholders' Equity	$ 685,729
Less Haircuts on Investments	
Other Securities	(428)
Less Non-Allowable Assets	
Insurance claim receivable	(122,252)
Property and equipment	(44,912)
Net Capital	518,137
Net Capital Requirement	50,000
Excess Net Capital	$ 468,137

See accompanying independent auditors' report.

DOWNSTATE SECURITIES GROUP, INC.
SCHEDULE 2.
RECONCILIATION OF NET CAPITAL
PURSUANT TO RULE 17a5(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

Net Capital, Per Respondent's Computation	$ 518,137
Net Adjustments	-
Net Capital	$ 518,137

See accompanying independent auditors' report.

DOWNSTATE SECURITIES GROUP, INC.
SCHEDULE 3.
COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

Net Capital Per Schedule 1.	$ 518,137
Total Aggregate Indebtedness per Statement of Financial Condition	$ 54,268
Percentage of Aggregate Indebtedness to Net Capital	10.47%

See accompanying independent auditors' report.

DOWNSTATE SECURITIES GROUP, INC.
SCHEDULE 4.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2004

NONE

See accompanying independent auditors' report.

GARCIA & ORTIZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Principals

J. Edward Del Rio, CPA
Luis Garcia, CPA, MBA
Clayton C. Kreis, CPA/PFS
C. Burt Linthicum, CPA
Louis P. Ortiz, CPA, CBA, CFP®
Suzanne M. Reiber, CPA, CVA
Steve Tondreault, CPA/ABV, CBA
James P. Waters, CPA

Dean A. Bruns, CPA, CFP®
Bruce H. Buell,* CPA, CPIM
Erin D. Connors, CPA
Jason P. Deimenjian
Julie DelVecchio
Robyn Hitchens
Rose G. Kreis, CPA
Susan W. Long,* Ph.D.
William J. Metz, CPA
Marianne O. Touger, CPA
David P. Wenzel, CPA

Frank J. Valdes, CPA, CFE
(1935 - 2003)

*Consultant to the Firm

888 Executive Center Dr. W.,
Suite 101
St. Petersburg, FL 33702

St. Petersburg: (727) 576-1245
Tampa: (813) 228-9709
Fax: (727) 578-4072

Mailing Address:
P. O. Box 20929
St. Petersburg, FL 33742

Visit our Website:
www.garciaortiz.com

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

In planning and performing our audit of the financial statements of Downstate Securities Group, Inc. for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Downstate Securities Group, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule. The Company does not handle securities; accordingly, it has not established procedures for safeguarding securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the second paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Garcia & Ortiz, P.A.

St. Petersburg, Florida
February 11, 2005